Barbara A Moran
Attorney at Law
1015 North Semoran Boulevard
#105-465
Casselberry, FL 32707
Phone: 407-263-4026
Fax: 407-263-4024

May 11, 2007

Elaine Wolff
Legal Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:	Legends Business Group, Inc. Form SB-2 Filed on February 13, 2007 File No. 333-140666

Dear Ms. Wolff:

We are in receipt of your April 20, 2007 letter and appreciate your comments. We have revised our filing in response to your comments. We have submitted the EDGAR version for filing on the SEC website, and submit enclosed both unmarked and marked filings as required.

We are responding to your comments as follows:

1. We have clarified our client base though out the document. You can find clarification of our client base on page 1, pages 18-19, page 21, page 22 and in Footnote 1 to the Financial Statements. Legends Business Group, Inc. will provide consulting services to small and medium size business that are ISP (internet service providers), long distance providers, VOIP (Voice Over Internet Protocol) providers, ISP (Internet Service Providers) providers and digital content providers. The companies we will provide our services to will market their products mainly through the use of direct mail, websites and telemarketers. Our clients will use an independent billing house to bill their monthly fees directly to their customer’s telephone bill.

2. We have revised the summary of financial information, found on pages 2 and 3, to agree with the audited financial statements. We have adjusted our net loss per share - basic and diluted to reflect $(0.10). On page 2 we have labeled our revenues as related party. We corrected our weighted average shares outstanding on page 3 to reflect the amount stated on the audited financial statements, 71,113,317. We have corrected our net loss for the period, found on page 2, and accumulated deficit during development stage found on page 3 to $(7,752,715).

3. We have expanded our explanation of the related party transactions and included the dollar values of the amount involved in the transactions, on page 25. Please note that the affiliation is with K&L International Enterprises, Inc., and not YP Values as stated in the previous filing. Legends Business Group has a two year contract with K&L, which began in April 2006, for $2,000 per month, for a total commitment under the contract of $48,000.

4. Please see page 26 for the corrected Summary Compensation Table, as provided in Item 402 of Regulation S-B.

5. Please see revised footnote 5 on page F-13. We have determined that all shares should be valued at the fair market value, which we have determined to be $0.10. The price that the shares were purchased at by our private placement investors provided the best and most accurate methodology for valuation.

6. Please see page II-2, where we have clarified that we were referring to the 45,000,000 shares issued to our founder, Larry Powalisz as the shares that were referenced as exempt from registration and prospectus delivery requirements.

We have amended our registration statement in response to your comments. We have provided a marked document to expedite and assist you with your review.

Sincerely,

/s/ Barbara A. Moran

Barbara A Moran
Attorney at Law

Cc: Larry Powalisz